SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                                Commission File Number  0-13818

                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [X] Form 11-K    [_] Form 20-F     [_]Form 10-Q

[_] Form N-SAR

     For Period Ended: December 31, 1998
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[_]  Transition Report on Form 10-K        [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F        [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Popular, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

  209 Munoz Rivera Avenue
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City, state and zip code   Hato Rey, Puerto Rico  00918
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                                     PART II
                             RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

(See Attached Summary)

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Brunilda Alvarez                     (787)               758-7208
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              (Name)                       (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [_] Yes  [X]No

                  Annual Report on Form 11-K for each of the:

     Banco Popular de Puerto Rico Employees' Stock Plan (U.S.);
     Popular, Inc., U.S.A. Profit Sharing /401(k) Plan;
     Banco Popular de Puerto Rico Employees' Stock Plan (Puerto Rico); Popular Consumer Services, Inc. Retirement & Savings Plan (which plan name was changed to Popular, Inc. Retirement & Savings Plan effective January 28, 1999);
     Popular Leasing & Rental, Inc. Retirement & Savings Plan; and
     Puerto Rico Home Mortgage 1165(e) Plan (which plan name was changed to Popular Mortgage, Inc. 1165(e) Plan effective January 28, 1999).

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes  [X]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A


                                  Popular, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 1999                           By  /s/ Jorge A. Junquera
     -------------------------------            -------------------------------
                                                Jorge A. Junquera, Senior
                                                Vice President and Director
                                                (Principal Financial Officer)

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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


FORM 12b-25 ATTACHMENT

POPULAR, INC.

PART III--NARRATIVE SUMMARY

     The Annual Report on Form 11-K for the year ended December 31, 1998 for each of the Banco Popular de Puerto Rico Employees' Stock Plan (U.S.), the Popular, Inc., U.S.A. Profit Sharing/401(k) Plan, the Banco Popular de Puerto Rico Employees' Stock Plan (Puerto Rico), the Popular Consumer Services, Inc. Retirement & Savings Plan (which plan name was changed to Popular, Inc. Retirement & Savings Plan effective January 28, 1999), the Popular Leasing & Rental, Inc. Retirement & Savings Plan and the Puerto Rico Home Mortgage 1165(e) Plan (which plan name was changed to Popular Mortgage, Inc. 1165(e) Plan effective January 28, 1999) could not be filed within the prescribed time period because Popular, Inc. (the "Company") was unable, without unreasonable effort or expense, to complete the financial statements for the year ended December 31, 1998 for such employee benefit plans due to the large number of the Company's employee benefit plans and the Company's decentralized administration of such plans.


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